UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-32331

ALPHA NATURAL RESOURCES, INC.

(Exact name of registrant as specified in its charter)

One Alpha Place

P.O. Box 16429

Bristol, VA 24209

(276) 619-4410

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value – none

4.875% Convertible Senior Notes Due 2020 – none

3.75% Convertible Senior Notes Due 2017 – none

9.75% Senior Notes Due 2018 – none

6% Senior Notes Due 2019 – none

6.25% Senior Notes Due 2021 – none

On July 26, 2016, the United States Bankruptcy Court for the Eastern District of Virginia entered an order confirming the Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession covering Alpha Natural Resources, Inc. and certain of its subsidiaries (the “Plan”). Upon effectiveness of the Plan, all previously issued equity securities of Alpha Natural Resources, Inc., including the securities listed in this Form 15, were cancelled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alpha Natural Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 27, 2016	By:	/s/ Andrew McCallister
	Name:	Andrew McCallister
	Title:	Secretary